FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated March 27, 2012

Translation

Autonomous City of Buenos Aires, March 27, 2012

To the
Buenos Aires Stock Exchange

Ref.: General Ordinary Shareholders’ Meeting
of YPF S.A. to be held on April 25, 2012

The purpose of this letter is to comply with section 74° of the Buenos Aires Stock Exchange Regulations.

Accordingly, we enclose the following information:

1)	A copy of the relevant part of the minutes of the Board of Directors meeting held on March 21, 2012, calling the General Ordinary Shareholders’ Meeting to be held on April 25, 2012 at 11:00 a.m.1

2)	Call notice to be published in the daily Gazette of the Buenos Aires Stock Exchange.

Yours faithfully,

GUILLERMO REDA
Market relations officer
YPF S.A.

1 [We have omitted this exhibit from this submission since it contains, in the relevant part, substantially the same information as the “CALL NOTICE”, which translation is reproduced below.]

Translation
YPF Sociedad Anónima

CALL NOTICE

The Shareholders are hereby called to a General Ordinary Shareholders’ Meeting to be held on April 25, 2012, at 11:00 a.m., in the Corporate Offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, to consider the following:

AGENDA:

1.	Appointment of two Shareholders to sign the Minutes of the Meeting.

2.
Submit for consideration the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee, corresponding to Fiscal Year Nº 35 that began on January 1, 2011 and ended on December 31, 2011.

3.	Approval of the management of the Board of Directors and the Supervisory Committee during the fiscal year that began on January 1, 2011 and ended on December 31, 2011.

4.
Distribution of profits accumulated as of December 31, 2011. Consideration of the capital stock increase using profits through the issuance of free-of-charge shares for their distribution to shareholders.

5.
Increase in capital subscribed for in connection with the implementation of the capital stock increase and delivery of the free-of-charge shares mentioned in the previous item, in a maximum amount of ARS 5,789 million, which represents up to 147.2% of the capital stock, and issuance of shares in proportion and accordance with the existing classes of shares, with a right to receive dividends since January 1, 2012. Delegation to the Board of Directors concerning the time of the issuance. Authorization to the Board of Directors to request the public offering and listing of the shares to the National Securities Commission (CNV), the Buenos Aires Stock Exchange, the Securities and Exchange Commission and the New York Stock Exchange, as well as to take all necessary steps in order to implement the capital increase and to deliver the above-mentioned shares. Authorization to the Board of Directors to sub-delegate.

6.	Remuneration of the Board of Directors for the fiscal year ended December 31, 2011.

7.	Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2011.

8.	Appointment of one regular and one alternate Director for Class A shares.

9.	Removal of a regular Director for Class D shares.

10.	Appointment of one regular and one alternate Director for Class D shares.

11.	Appointment of one regular member of the Supervisory Committee and one alternate member for Class A shares, and four members and four alternate members for Class D shares.

12.	Compensation to be received by the Directors and members of the Supervisory Committee during the fiscal year beginning on January 1, 2012.

Translation

13.	Remuneration of the Independent Auditor for the fiscal year ended December 31, 2011.

14.	Appointment of the Independent Auditor who shall report on the annual accounting documentation as of December 31, 2012 and fix its remuneration.

NOTES: 1) The Shareholders are reminded that the Register of Book-entry Shares of the Company is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, Autonomous City of Buenos Aires. Therefore, under section 238 of Law No. 19,550, in order to attend the Meeting they must obtain a certificate of the account of book-entry shares issued by Caja de Valores S.A. for this purpose, and submit such certificate for its registration in the Register of Attendance to Meetings, at the Company’s Corporate Offices in Macacha Güemes 515, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., up to April 19, 2012 inclusive. The Company will provide shareholders with the receipt certificates that will enable them to attend the Meeting.

2) The Shareholders who are entities constituted abroad are reminded that, under Resolution 7/2005 of the Superintendency of Corporations (Inspección General de Justicia), in order to attend the Meeting they must comply with section 123 of Law No. 19,550. Likewise, under Resolution No. 465/04 of the National Securities Commission (CNV), at the time of confirming their attendance and of their actual attendance, they must prove, with respect to the holders of shares and their respective representatives, the following information: name, surname and personal identification document; or corporate name and registration details, as the case may be, as well as the other information specified in such provision.

3) Except with respect to items 8 and 11, in considering the Agenda, Shareholders of all classes of shares must exercise their voting rights with respect to all items in block.

4) Shareholders are required to be present at the location designated for the General Meeting at least 15 minutes earlier than the time indicated above, in order to facilitate their accreditation and the registration of their attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.

Sebastian Eskenazi, Executive Vice-president of YPF S.A., appointed as Director pursuant to the Minutes of the General Ordinary Shareholders’ Meeting N° 35 and Executive Vice-president pursuant to the Board Minutes N° 313, both of April 26, 2011, in exercise of the Presidency in accordance with article N° 19 of the Bylaws and authorized by the Board of Directors Minute N° 323, of March 21, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 27, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Market Relations Officer